Exhibit 3.1

THE GEORGE

WASHINGTON

UNIVERSITY

WASHINGTON, DC	Office of the Executive Vice President and Treasurer

November 7, 2017

Protea Biosciences Group, Inc.	Sent via Email and Federal Express Courier
ATTN: Leo Harris, Director	URGENT
1311 Pineview Drive
Morgantown, WV 26506
Harris36@myactv .net

cc: Compass Advisory Partners, LLC	cc: Stephen A. Weiss, Esq.
306 Fourth Avenue, Suite 701	CKR Law, LLP
Pittsburgh, PA 15222	1800 Century Park East - 14fl.
ATTN: Nicholas W. Arrington	Los Angeles, CA 90067
Managing Partner	sweiss@ckrlaw.com
nick@compassadvisorypartners.com

Re:	Exclusive/Patent License Agreements between Protea Biosciences Group, Inc. (fom1erly Protea Biosciences, Inc. "Protea") and the George Washington University ("GW") as listed below.

Amended and Restated Exclusive License Agreement Effective Date: February 22, 2010 and as Amended multiple times on or about January 14, 2011; April 27, 2011; June 21, 2011; September 10, 2012; July 10, 2013; and March 1, 2015 (the "LAESI License") for GW Tech ID Nos: 006-000x-Vertes; 010-0004-Vertes; 011-0001-Vertes; 011-0013-Vertes; 013-048-Vertes; and 015-042-Vertes.

Patent License Agreement Effective Date: June 1, 2011 (the "Protein Microscope License") for GW Tech ID No: 005-000x-Vertes.

Dear Mr. Harris:

This relates to the LAESI License and the Protein Microscope License, each referenced above.

Protea filed an 8-K with the SEC on October 20, 2017 regarding the following items: Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers; Other Events; Financial Statements and Exhibits. This 8-K filing demonstrates that Protea is insolvent.

GW must act to preserve its rights. Therefore, GW hereby immediately terminates the LAESI License under article 7.3(a) and GW hereby immediately terminates the Protein Microscope License under articles 6.3(d) and 6.4.

2121 | Eye Street, NW, Suite 701, | Rice Hall | Washington, DC 20052

t202-994-6600            f 202-994-9304

Article 7.3(a) on Termination for Default of the LAESI License is recited below for your reference.

7.3 Termination for Default. This Agreement will earlier terminate: (a) automatically if Company becomes bankrupt or insolvent and/or if the business of Company is placed in the hands of a receiver, assignee. or trustee, whether by voluntary act of Company or otherwise

Article 6.3 on Early Termination by University and article 6.4 Trigger Event of the Protein Microscope License are recited below for your reference.

6.3   Early Termination by University. University may terminate this Agreement if: (a) Company is more than thirty (30) days late in paying to University any amounts owed under this Agreement and does not pay University in full, including accrued interest, within ten (10) business days upon demand (a "Payment Default"); (b) other than a Payment Default, Company or its Affiliate breaches this Agreement and does not cure the breach within forty-five (45) days after w1itten notice of the breach; (c) Company fails to timely te1minate a sublicense agreement in accordance with Section 1.5( d); or (d) Company or its Affiliate experiences a Trigger Event.

6.4  Trigger Event. The term "Trigger Event" means any of the following: (a) if Company or its Affiliate (i) becomes insolvent, bankrupt or generally fails to pay its debts as such debts become due, (ii) is adjudicated insolvent or bankrupt, (iii) admits in writing its inability to pay its debts, (iv) suffers the appointment of a custodian, receiver or trustee for it or its property and, if appointed without its consent, not discharged within thirty (30) days, (v) makes an assignment for the benefit of creditors, or (vi) suffers proceedings being instituted against it under any law related to bankruptcy, insolvency, liquidation or the reorganization, readjustment or release of debtors and, if contested by it, not dismissed or stayed within thirty (30) days; (b) the institution or commencement by Company or its Affiliate of any proceeding under any law related to bankruptcy, insolvency, liquidation or the reorganization, readjustment or release of debtors; (c) the entering of any order for relief relating to any of the proceedings described in Sections 6.4(b) or (c) above; (d) the calling by Company or its Affiliate of a meeting of its creditors with a view to arranging a composition or adjustment of its debts in connection with any of the events described in Section 6.4(a), (b) or (c) above; (e) the act or failure to act by Company or its Affiliate indicating its consent to, approval of or acquiescence in any of the proceedings described in Section 6.4(b) - (e) above; or (f) the commencement by Company of any action against University, including an action for declaratory judgment, to declare or render invalid or unenforceable the Patent Rights, or any claim thereof.

This letter shall also establish a notice of default for lack of payment of the Q1 and Q2 2017 royalties and associated interested owed under the LAESI License. For clarity, this additional notice of default has no effect on the immediate termination of the LAESI License and Protein Microscope License. To further clarify, the LAESI License and Protein Microscope Licenses are now terminated, but such termination does not relieve Protea of its financial obligations incurred during the terms of the licenses.

I recommend payment by check. Payments can be made via check to ATIN: TCO Operations Coordinator, Technology Commercialization Office, George Washington University, 2033 K ST, Suite 750, Washington, DC 20052. If you plan to remit payment via wire transfer for invoice number LIC-114-LAESI-Vertes-014b for the Q1 and Q2 2017 LAESI royalties, please include "Funds should be credited to Alias 110201, Account 47514." on the payment.

This letter is provided without waiver of or prejudice to any rights or remedies available to GW. Any delay or forbearance by GW in the enforcement or pursuit of any of its rights and remedies under the LAESI License and the Protein Microscope License, respectively, or applicable law shall not constitute a waiver thereof, nor shall it be a bar to the exercise of GW's rights or remedies at a later date.

Yours Truly,

/s/ Louis H. Katz

Louis H. Katz

Executive Vice President & Treasurer

The George Washington University

2121 Eye ST NW, Suite 700

Washington, DC 20052

Enclosed: LAESI License and Amendments, Protein Microscope License, Invoice